UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 – 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

ASUR	Breakstone Group
Lic. Adolfo Castro	Michael Fehle/Susan Borinelli
(52) 55-5284-0408	(646) 452-2336
acastro@asur.com.mx	mfehle@breakstone-group.com

ASUR PUBLISHES SUMMARY OF

PRINCIPLE CHANGES TO THE COMPANY’S BYLAWS

Mexico City, April 4, 2006, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) published a letter to shareholders summarizing the principle changes to the company’s bylaws in line with the new Mexican Securities Market Law.

There follows the complete text of the letter.

To our shareholders:

On December 30, 2005, the new Mexican Securities Market Law (the “New Securities Law”) was published in Mexico’s official gazette of the federation. The New Securities Law will become effective on the 180th calendar day after its publication (on or about June 28, 2006).

The principal objectives of the New Securities Law include (i) the adoption of improved corporate governance practices and protections for minority shareholders, (ii) the enhancement of certain provisions applicable to public companies, and (iii) the clarification of provisions relating to directors’ and officers’ liability.

In addition, in order to allow all our shareholders to own equity in Grupo Aeroportuario del Sureste, S.A. de C.V. (the “Company”) without limitations and to conform the Company’s bylaws to the provisions of the New Securities Law in this respect, the elimination of maximum equity participation levels was submitted to our board of directors and is now presented to our shareholders for approval.

On March 17, 2006, the board of directors of the Company approved a proposal to amend and restate its bylaws in order to (i) organize the Company as a Sociedad Anónima Bursátil, and (ii) conform the Company’s bylaws to the provisions of the New Securities Law, with respect to (a) the corporate governance practices, the enhancement of certain provisions applicable to public companies, and the clarification of provisions relating to directors’ and officers’ liability, and (b) eliminate the maximum equity participation levels.

Holders of American Depositary Receipts evidenced by American Depositary Shares representing Series “B” shares of the Company may obtain copies of a complete English translation of the proposed bylaws, as amended and restated, by contacting Natalia Castillo at The Bank of New York at nataliacastillo@bankofny.com or (212) 815-4372.

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Summary of the principal changes to the Company’s bylaws.

A.	Corporate governance and enhancement to existing provisions.

The proposed amendments in connection with the corporate governance provisions and enhancement to existing provisions applicable to public companies may be summarized as follows:

•	Organization of the Company as a Sociedad Anónima Bursátil as required under the New Securities Law.

•	The procedure for the repurchase of shares by the Company as required under the New Securities Law.

•

Members of the board of directors shall remain in office for 30 days after their resignation or conclusion of the term to which they were appointed, if the substitute does not take office or has not been appointed; in this event, the board of directors may appoint provisional members.

•	The secretary of the board of directors may no longer be a member of the board of directors and will be subject to the same liability provisions as the officers and directors of the Company.

•

Widening the scope of the powers of the board of directors to include, among others, the power to (i) propose to shareholders candidates for membership on the audit committee (all of which will be required to be independent members of the board of directors) and (ii) appoint the chief executive officer (director general) of the Company from the candidates proposed by the members of the board of directors appointed by the Series “BB” shareholders.

•

Redefinition of functions and responsibilities of the board of directors and management. The board of directors is responsible for setting up the strategic and global objectives and the chief executive officer is responsible for the management and conduction of the business.

•	Elimination of the position of statutory auditor (comisario).

•

The New Securities Law expressly sets forth the concept of “duty of care” for the members of the board of directors; that is, they must act in good faith and in the company’s best interest. From a practical point of view, this means that the members of the board of directors must request and review information, require the presence of relevant managers and external advisors in board meetings, postpone board meetings as a result of incomplete information, attend board meetings regularly, and disclose relevant information to the board and/or the committees.

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•

The New Securities Law expressly sets forth the concept of “duty of loyalty” for the members of the board of directors, that is, that they must maintain confidentiality, avoid conflicts of interest, and not favor their own interest or the interests of certain groups. From a practical point of view, the members of the board of directors must abstain from voting on issues in which they have a conflict of interest, follow guidelines for the approval of transactions with related parties, refrain from using or taking advantage of the assets of the company or its subsidiaries and refrain from using privileged information and from taking advantage of business opportunities. The lack of loyalty may result in criminal penalties of up to twelve years of imprisonment.

•	Widening the scope of the powers and responsibilities of the audit committee.

•	Widening the scope of the powers and responsibilities of the chief executive officer (director general).

B.	Elimination of maximum equity participation levels.

The proposed amendments in connection with the elimination of maximum equity participation levels may be summarized as follows:

•	Elimination of maximum equity participation levels.

Currently, our bylaws provide that (i) a Series “B” shareholder cannot own more than 10% of our capital stock, and (ii) the Series “BB” shareholder (which currently owns Series “BB” shares which represent 15% of the capital stock of the Company) may own Series “B” shares as long as such shareholder’s participation in the capital stock of the Company (Series “B” shares and Series “BB” shares) does not exceed 20% (twenty percent).

If the proposed amendment is approved, our bylaws will contain no ownership restrictions in respect of Series “B” shares.

•	Amendment of the tender offer procedure when an investor acquires a significant portion[1] of the capital stock of the Company (the “Offeror”).

The tender offer procedure currently set forth in our bylaws consists of the following: (a) approval by the board of directors of the acquisition of more than 10% percent of the capital stock of the Company, and (b) the Offeror must carry out the tender offer within 30 (thirty) business days following the approval by the board of directors at the higher of: (i) the average price of the Company’s shares during the immediately previous 30 calendar days, or (ii) the book value of the

_________________________

1 Our bylaws currently define a “significant portion” as “control,” the current definition of which is set forth below.

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shares in accordance with the last quarterly report submitted to the National Banking and Securities Commission and to the Stock Exchange.

The proposed tender offer procedure would consist of the following: (a) the tender offer procedure will be triggered upon the acquisition of 30% or more of the capital stock of the Company, (b) no “control premiums” may be paid, (c) if the Offeror intends to acquire control, the offer must be made for 100% of the capital stock, (d) all relevant governmental authorizations must be requested or obtained, as the case may be, (e) the majority of the board members appointed by each series of shares must approve the offer, and (f) the board of directors must issue an opinion as to the price, consideration and other terms and conditions of the offer.

•	Amendment of the definition of “control” in our bylaws to conform to the definition set forth in the New Securities Law.

Our bylaws currently define “control” as: (a) the direct or indirect ownership of 20% or more of the capital stock with voting rights; (b) the ability to appoint the majority of the members of the board of directors, (c) the ability to veto decisions of the majority of the shareholders; or (d) commercial relationships representing 15% (fifteen percent) or more of the total consolidated annual revenues of an individual.

If approved, the new definition of “control” (in order to conform it to the New Securities Law upon becoming effective) would be the following: “the possibility of one person or group of persons of carrying out any of the following actions: (a) impose, directly or indirectly, decisions in the general meetings of shareholders, partners or equivalent bodies, or appoint or remove the majority of the directors, managers or equivalents, of a company; (b) maintain the rights that, directly or indirectly, allow the exercise of the right to vote with regard to more than 50% of the capital stock of a company; (c) manage, directly or indirectly, the administration, strategy or principal policies of a company, either through the ownership of securities, under an agreement or by any other form.”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

                                            By:       /s/ ADOLFO CASTRO RIVAS

                                        Adolfo Castro Rivas

                                        Director of Finance

Date: April 4, 2006